DLA Piper UK LLP Beijing Representative Office
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www.dlapiper.com

June [●], 2024

Via EDGAR

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Scott Stringer

Mr. Doug Jones

Ms. Rucha Pandit

Ms. Lilyanna Peyser

Re:	Julong Holding Limited

Draft Registration Statement on Form F-1

Confidentially Submitted April 18, 2024

CIK No. 0002007846

Dear Mr. Stringer, Mr. Jones, Ms. Pandit and Ms. Peyser:

On behalf of our client, Julong Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 16, 2024 on the Company’s Draft Registration Statement on Form F-1 previously submitted on April 18, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statements to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1

Cover Page

1.

We note your disclosure that “Julong Holding Limited . . . is not a Chinese operating company, but a Cayman Islands holding company with operations conducted primarily through its operating subsidiaries in the mainland China, or the PRC subsidiaries.” Please revise to clearly state that this structure involves unique risks to investors. Additionally, please explain whether the holding company structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Lastly, we note your disclosure that “ PRC regulatory authorities could decide to limit foreign ownership in our industry in the future, in which case there could be a risk that we would be unable to do business in China as we are currently structured” and that you “may experience material changes in [y]our business and results of operations” and the value of “[y]our Class A ordinary shares . . . may significantly decline or become worthless.” Please revise to explicitly acknowledge that Chinese regulatory authorities could disallow the holding company structure which, in turn, would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

The Company notes the Staff’s comment and respectfully advises the Staff that its holding company structure is not used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, since our existing business is not currently restricted from direct foreign investment in the operating companies. In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 4, 7 and 33 of the Revised Draft Registration Statement accordingly.

2.	We note your disclosure that you “face various legal and operational risks and uncertainties associated with being based in and having the majority of [y]our operations in the PRC and the complex and evolving PRC laws and regulations.” Please revise your disclosure to make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on cover page of the Revised Draft Registration Statement accordingly.

3.	We note your discussion of how cash is transferred throughout your organization. Please revise your disclosure here and on page 8 of the prospectus summary to clearly state whether any transfers, dividends, or distributions have been made to date between each of the holding company, its subsidiaries or to investors, and quantify the amounts where applicable. Additionally, please provide a cross-reference to the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 9 of the Revised Draft Registration Statement accordingly.

4.	We note your discussion of how cash is transferred throughout your organization. Please amend your disclosure here and on page 8 of the prospectus summary as well as in your summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 10 and 47 of the Revised Draft Registration Statement accordingly.

5.	We note your disclosure that “[c]urrently, there are no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in the British Virgin Islands and Hong Kong; however, currency exchange control measures imposed by the PRC government may restrict the ability of our subsidiaries in the PRC to transfer their cash to our Cayman Islands holding company and other subsidiaries incorporated outside the PRC.” Please revise here and page 8 of the prospectus summary to clearly discuss whether there are any limitations on your ability to transfer cash to investors or to your subsidiaries in the PRC. Additionally, please provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 10 of the Revised Draft Registration Statement accordingly.

6.

We note your disclosure that you have “have established stringent controls and procedures for cash flows within our organization” and that “[e]ach transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to internal approval.” Please further revise your disclosure to summarize these cash management policies on your cover page and on page 8 of the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Lastly, please provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 9 of the Revised Draft Registration Statement accordingly.

7.	We note your disclosure that your audit firm “is a public accounting firm registered with the PCAOB and will be subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.” Please revise to also clearly disclose the location of your auditor’s headquarters.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement accordingly.

Prospectus Summary

Corporate History and Structure, page 4

8.	Please revise the diagram of the company’s organizational structure to identify the shareholders and their percentage shareholdings of each entity.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 67 of the Revised Draft Registration Statement accordingly.

Risks Relating to Doing Business in China, page 6

9.

Please revise to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Please revise to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 7, 33 and 34 of the Revised Draft Registration Statement accordingly.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 7

10.	We note your disclosure that you “have obtained the licenses, permits and registrations from the PRC government authorities that are necessary and material for our business operations in China (emphasis added).” Please revise to delete the materiality qualifier, state affirmatively whether you have received all requisite permissions or approvals to operate your business and offer the securities being registered to foreign investors, state whether any permissions or approvals have been denied, and disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. Disclose whether all such conclusions are based on the opinion of counsel and, if not, why that is the case and the basis for such conclusions. Lastly, we note your disclosure that you cannot assure investors that you “will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required.” Please revise this disclosure to further articulate the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on cover page, pages 8, 9, 19, and 30 of the Revised Draft Registration Statement accordingly.

Implication of Being a Controlled Company, page 10

11.	Please revise your disclosure here and in the first risk factor on page 51 to state if true, that the controlling shareholder will have the ability to determine all matters requiring approval by stockholders. Also revise to state here, as you do on page 51, that you do not currently intend to rely on the exemptions available for controlled companies after this offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 55 of the Revised Draft Registration Statement accordingly.

Conventions that Apply to this Prospectus, page 11

12.

We note that your definition of China and the PRC “refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan.” However, we also note that your definition of Hong Kong “ refers to Hong Kong Special Administrative Region in the PRC.” In this regard, your definitions appear to be inconsistent, and it is unclear whether you intend to exclude Hong Kong from your definition of China and the PRC. Please revise to address this discrepancy or advise. To the extent you carve out Hong Kong from your definition of China and the PRC, please 1) disclose on the cover page how regulatory actions related to data security or antimonopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange, 2) include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, the extent to which you believe you are compliant with the regulations or policies that have been issued as well as your basis for this conclusion and 3) state in the definition itself or in an appropriate discussion of legal and operational risks that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

The Company notes the Staff’s comment and respectfully clarifies to the Staff that it does not intend to carve out Hong Kong from the definition of China. In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 7, 12, 13 and 39 of the Revised Draft Registration Statement accordingly.

Risk Factors, page 17

13.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard, although we note your risk factor on page 34 that “[g]reater oversight . . . could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment,” this risk factor appears to be limited a discussion of risks related to the CAC’s oversight over data security, as opposed to the risks associated with the Chinese government exerting oversight and control more broadly. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Revised Draft Registration Statement accordingly.

We have been and may continue to be subject to litigations, allegations, complaints, investigations and penalties . . ., page 31

14.	We note that the header of the risk factor indicates that you have been subject to legal proceedings. Please tell us whether any of the legal proceedings have had a material impact on your operating results and, if so, revise your disclosure here, and elsewhere as appropriate, accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Draft Registration Statement accordingly.

Greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit, page 34

15.	Please revise to explicitly state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, explain how you arrived at your conclusion and the basis for your conclusion.

The Company notes the Staff’s comment and respectfully clarifies to the Staff that:

As detailed in “Our Business Model” of the Prospectus, our business portfolio is strategically aligned with three core areas: (i) engineering solutions of intelligent projects, (ii) operation and maintenance of intelligent projects, and (iii) sales of equipment and materials of intelligent systems. It is hereby clarified that these services do not involve the collection or processing of data and personal information.

Regarding the oversight by the CAC over data security data security, particularly for companies seeking to list on a foreign exchange, two main regulatory requirements issued by the CAC need to be fulfilled as follows (if applicable):

(1) The cybersecurity review

On December 28, 2021, the CAC and several other PRC government authorities jointly revised and promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and requires (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) online platform operators seeking listing abroad that are in possession of personal information of more than one (1) million users to apply for the cybersecurity review, and the cybersecurity review shall focus on the assessment of the impact or potential impact on the national security of the online platform operators’ data processing activities.

One the one hand, as of the date hereof, our PRC Entities (i) have not received any notification from relevant government departments that they have been identified as critical information infrastructure operators; (2) have not carried out data processing activities that affect or may affect the national security; (3) have not received any notification from relevant government departments such as national or local cybersecurity authorities requesting the application of cybersecurity review.

One the other hand, we conducted a verbal consultation with the China Cybersecurity Review, Certification and Market Regulation Big Data Center (“CCRC”), the authority responsible for receiving application materials, conducting formal reviews of such materials, and organizing specific reviews under the guidance of the CAC, through CCRC’s official enquiry line published on the official website of CCRC. Pursuant to the verbal consultation, if the company has accessed to personal information of more than one (1) million persons, it is necessary to apply for the cybersecurity review, the company shall determine whether it has accessed to personal information of over one (1) million persons with their self-assessment.

As our PRC Entities have not possessed personal information more than one (1) million users, therefore, application for the cybersecurity review is not required.

(2) The security assessment of cross-border data transfer

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. Furthermore, on March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Transfer, which came into effect on the same day. According to these regulations, any data processor under any of the following circumstances: (1) any operator of critical information infrastructure provides personal information or important data overseas; (2) any data processor other than an operator of critical information infrastructure provides important data overseas, or provides personal information of more than 1,000,000 individuals in aggregate (excluding sensitive personal information) or sensitive personal information of more than 10,000 individuals in aggregate overseas since January 1 of the current year, shall apply for a security assessment. Any data processor other than an operator of critical information infrastructure provides personal information of more than 100,000 individuals but less than 1,000,000 individuals in aggregate (excluding sensitive personal information) or provides sensitive personal information of less than 10,000 individuals in aggregate overseas since January 1 of the current year shall enter into the standard contracts for personal information transfer with the overseas receivers or pass the certification of personal information protection in accordance with the law.

Since we have implemented Personal Information Management Rules, which provides that, the PRC Entities do not access or manage the personal information contained in the systems and strictly prohibit the personnel from collecting personal and private information, our PRC Entities have not carried out any activity relating to cross-border transfer of data, and we have not been subject to any fines or administrative penalties, mandatory rectifications, or other sanctions by any competent regulatory authorities in relation to the infringement of such regulations, and there has been no data transmission incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or governmental proceedings, pending or, to the best of the knowledge of us, threatened against or relating to the PRC Entities; therefore, as advised by our counsel as to PRC law, Beijing Dacheng Law Offices, LLP, application for the security assessment, execution of standard contracts for personal information transfer and the certification of personal information protection are not required.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 39 of the Revised Draft Registration Statement accordingly.

Our post-offering memorandum...., page 54

16.	Please revise this risk factor to discuss the risk that the forum provision will result in increased costs to investors of bringing claims under the federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Revised Draft Registration Statement accordingly.

Capitalization, page 58

17.	Please revise to include all indebtedness, including your short-term borrowing. Refer to Item 3.B of Form 20-F.

In response to the Staff’s comment, the Company respectfully proposes to include all indebtedness in the Capitalization section on pages 62 and 63 of the Revised Draft Registration Statement accordingly.

Enforceability of Civil Liabilities, page 61

18.	We note your disclosure on page 39 that “most of our directors and executive officers reside in China and are PRC nationals.” Please revise here to identify the directors and executive officers that reside in China, as well as those that reside in Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 65 of the Revised Draft Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of the COVID-19 Pandemic, page 66

19.	We note your disclosure that “The COVID-19 pandemic also caused general disruptions to supply chains and logistics” and that you “experienced a certain extent of lower efficiency and productivity, internally and externally, which adversely affected [y]our business operation during the fiscal year ended September 30, 2022 and the first half of the fiscal year ended September 30, 2023.” However, we also note your disclosure that “business operation and supply chain have become normal after the first quarter of 2023.” Please revise to clarify when your business operations and supply chains normalized. Additionally, to the extent these challenges have materially impacted your results of operations or capital resources, please quantify, to the extent possible, how your sales, profits and/or liquidity were impacted.

The Company respectfully advises the Staff that the COVID-19 pandemic caused general disruptions to supply chains and logistics and we experienced a certain extent of lower efficiency and productivity, internally and externally, which adversely affected our business operation during the fiscal year ended September 30, 2022 and the major part in the first half of the fiscal year ended September 30, 2023. The close-down caused by COVID-19 pandemic ended in the first quarter of calendar year 2023. Our business operation and supply chain have become normal after that.

During the Covid-19 pandemic control period before the first quarter of calendar year 2023, we attended less bidding processes, signed less contracts, and started less service projects. The number of contracts signed and contract amounts included in the signed contracts during the first part and later part of the fiscal year ended September 30, 2023 were 29 and 40, RMB56,239 thousand (US$7,708 thousand) and RMB205,111 thousand (US$28,113 thousand), respectively. During the first part and later part of the fiscal year ended September 30, 2023, revenues recognized were RMB37,250 thousand (US$5,106 thousand) and RMB81,834 thousand (US$11,216 thousand), and cash collected from customers was RMB16,732 thousand (US$2,293 thousand) and RMB73,926 thousand (US$10,132 thousand), respectively.

In response to the Staff’s comment, the Company respectfully proposes to revise and clarify the timing when our business operations and supply chains normalized, and add the explanation in the above paragraph to describe how the challenges from Covid-19 pandemic have impacted our results of operations or capital resources on the page [68] of the Revised Draft Registration Statement accordingly.

Liquidity and Capital Resources

Operating activities, page 70

20.	The disclosure here appears to focus on how the reported amount of cash provided/used for operating activities was derived for each period. Please provide a quantitative and qualitative analysis that explains the material change in the reported amount of operating cash flows from period to period, including material changes in underlying individual items contributing to the change. Merely citing changes in results, changes in balances of operating assets and liabilities and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand why the reported amount of operating cash changed between periods. Refer to Item 5 of Form 20-F (as directed by Form F-1), in particular the introductory paragraph thereof and instructions 1 and 9 of instructions to Item 5, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and Release No. 33-10890 for guidance.

In response to the Staff’s comment, the Company respectfully proposes to revise and include the following disclosure in the section of Liquidity and Capital Resources on the page 73 of the Revised Draft Registration Statement accordingly.

21.	Please discuss the operational reasons for the reported negative operating cash flows for fiscal 2023 and explain how you intend to meet your cash requirements and maintain operations in such circumstance. Refer to instruction 1 to “Instructions to Item 5” in Form 20-F and section IV.B.1 of Release No. 33-8350. Also discuss if this condition is a known trend pursuant to Item 5.D of Form 20-F and your expectations concerning this condition.

The Company respectfully advises the Staff that in the fiscal year ended September 30, 2023, we generated revenues of RMB119,084 thousand (US$16,322 thousand), and net profit of RMB11,224 thousand (US$1,538 thousand), but net cash flow used by operating activities was RMB13,627 thousand (US$1,868 thousand). During the fiscal year ended September 30, 2023, cash received from our customers from provision of services and sales of goods was 125,414 thousand (US$17,189 thousand), cash paid to our suppliers for purchase of goods and services were RMB93,063 thousand (US$12,755 thousand), cash paid to our employees or for employee benefits were RMB3,857 thousand (US$529 thousand), cash paid for taxes were RMB1,569 thousand (US$215 thousand) and cash paid for other operating activities was RMB40,553 thousand (US$5,558 thousand), respectively. The decrease in operating cash flow was driven principally by an increase in contract assets.

The operational reasons for the negative operating cash flows are mainly due to the contractual terms of the engineering solutions of intelligent projects, under which we can only bill customers after the progress or acceptance report issued by customers. In addition, there is 3-5% of retention for quality assurance which can be received after two years or longer upon the project completion.

For service to provide engineering solutions of intelligent projects, the time frame from our start of service till all payments are received ranges from 12 months to 60 months for majority of the projects. The long payment term caused negative cash flows from operations for the year ended September 30, 2023. The condition of negative operating cash flow is not a known trend, because we have endeavored to achieve the following to solve the liquidity issue and meet our cash requirements and maintain operations,

1) Monitor the billing and collection processes more closely;

2) Perform more stringent credit assessment for customers;

3) Quote for higher price for high risk customers;

4) Negotiate with our suppliers for them to share the operating cycle with us.

Trend Information

Our results of operations are affected by asset turn over days. Our account receivable turnover days were 62 days and 37 days during the fiscal years ended September 30, 2022 and September 30, 2023, respectively. The turnover days for contract assets were 245 days and 234 days during the fiscal years ended September 30, 2022 and September 30, 2023 respectively. Although both turn over days improved from the fiscal year ended September 30, 2022 to the fiscal year ended September 30, 2023, the long turnover days for contract assets affected our liquidity. As we expect to boost our revenue to provide more services for engineering solutions of intelligent projects, we are working with our project teams and customers and endeavor to improve the turnover of contract assets.

Other than as disclosed above and elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Policies, Judgments and Estimates, page 71

22.	You state here your critical accounting policies and practices include revenue recognition, accounts receivable and allowance for doubtful accounts, income taxes, and contract assets and contract liabilities. However, you have not provided here insight into the quality, sensitivity and variability regarding the material factors, assumptions, judgments and uncertainties that have materially affected or may materially affect amounts reported with respect to each. Please revise your discussion to include this. Refer to Item 5.E of Form 20-F as directed to by Form F-1 and Section V of Release No. 33-8350 for guidance as to the content of your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74, 75 and 76 of the Revised Draft Registration Statement accordingly.

Business, page 80

23.	Please describe the material terms of your customer and supplier contracts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 of the Revised Draft Registration Statement accordingly.

Related Party Transactions, page 113

24.	Please revise this section to disclose all relevant transactions up to the date of the prospectus. Refer to Item 7.B of Form 20-F.

In response to the Staff’s comment, the Company respectfully proposes to add and disclose all relevant transactions up to the date of the prospectus on the page 121 of the Revised Draft Registration Statement accordingly.

Description of Share Capital, page 114

25.	We note that the risk factor on page 54 discloses that your post-offering memorandum and articles of association will include exclusive forum provisions. Please include comparable disclosure regarding the exclusive forum provisions in your Description of Share Capital Section beginning on page 114.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 125 of the Revised Draft Registration Statement accordingly.

Combined and Consolidated Balance Sheets, page F-5

26.	We note the short-term borrowing balance of RMB10,000,000, however the statement of cash flows shows this amount being repaid each year. Please explain the outstanding balance.

The Company respectfully advises the Staff that Julong Online signed a rolling loan agreement with Industrial and Commercial Bank of China in 2020 with borrowing credit of RMB10,000,000. The Group received RMB10,000,000 in September 2021 and repaid it in full in April 2022. The Group received RMB10,000,000 in June 2022 and repaid it in full in January 2023.The Group received RMB10,000,000 in June 2023, which was the short-term borrowing balance as of September 30, 2023 and was repaid it in full in June 2024.

2. Significant Accounting Policies

(c) Reorganization, page F-9

27.	It appears Liyun Holding Limited (“Liyun BVI”) is an entity consolidated into your financial statements as of September 30, 2023 in connection with the Reorganization. We note you issued 11,132 of your common shares in obtaining Liyun BVI. For consistency with respect to what the Reorganization represents, please revise your financial statements to reflect the effect of these shares issued in connection with the Reorganization. Refer to SAB Topic 4.C. In connection with this, explain to us your consideration of reflecting in your financial statements the effect of the total 20,000,000 common shares issued to Datongyi Holding Limited that appear to be connected to the Reorganization, particularly 19,200,000 of these shares that are attributable to Mr. Hu per page 111.

In response to the Staff’s comment, the Company respectfully revised the combined and consolidated financial statements to reflect the impact of Reorganization in accordance with SAB Topic 4.C.

(i) Contract asset and Contract Liabilities, page F-12

28.	You report significant contract assets that more than doubled between September 30, 2022 and 2023. Please explain to us how you applied the disclosure requirements in ASC 606-10-50-9 and 50-10. In doing so, explain to us the significant increase, the conditions required in order for the payment to be converted to an accounts receivable, the timeframe in which you expect the right to consideration to become unconditional and the timing of payment. Please revise your disclosure as appropriate.

In response to the Staff’s comment, the Company respectfully advises the Staff that:

The significant increase of contract assets (current and non-current) for 204.6% from September 30, 2022 to September 30, 2023 was due to the significant increase for 214.0% in revenue of engineering solutions of intelligent projects from the fiscal year ended September 30, 2022 to the fiscal year ended September 30, 2023. Under this type of service, contracts with the customers have payment terms specified based upon certain conditions. The payment terms usually include, but are not limited to, the following billing stages: 1) signing of the sales contract, 2) quarterly or monthly payment agreed by the customer; 3) completion and acceptance of the project, and 4) completion of guarantee period, normally 24 months after completion.

The conditions required in order for the payment to be converted to an accounts receivable under engineering solution service of intelligent projects are that i) we have provided services based on the contract; and ii) our customer agrees our work progress and accept the invoice issued by us.

We expect the time frame for a contract asset to be reclassified to a receivable (or consideration from customer becomes unconditional) is between 6 months to 36 months.

The timing of payment is usually within 12 months after accounts receivable is recognized.

In response to the Staff’s comment, the Company respectfully proposes to revise to add relative disclosure in the accounting policy of Contract Assets and Contract Liabilities.

(j) Revenue recognition, page F-12

29.

You allocated RMB1,892,248 and RMB9,695,544 to remaining performance obligations for engineering solutions and system maintenance, respectively, revenues in 2023. However, on page F-20 you disclose total remaining unsatisfied performance obligations as of September 30, 2023 were RMB62,846,023. Please explain to us the reason for the difference.

The Company respectfully advises the Staff that the RMB1,892,248 was the amount in contract liability, which has been collected by the Group, and is expected to be recognized upon the satisfaction of the performance obligations within 12 months from September 30, 2023 using an input measure method for the for the engineering solution service; the RMB 9,695,544 should be corrected as RMB 5,543,657 because one contract has been cancelled recently. This was for system maintenance revenue that is expected to be recognized in the future, which is within 36 months from September 30, 2023; and for the same reason, the RMB 62,846,023 should be corrected as RMB 60,770,079. This was the remaining performance obligations as of September 30, 2023 that the Group will perform and recognize as revenues within 12 months for both engineering solution service revenue and system maintenance revenue.

The Company respectfully proposes to revise disclosure to remove the disclosure in relation to the RMB1,892,248 that is within contract liabilities and expected to be recognized within 12 months for the engineering solution service, and add disclosure for the corrected aggregate amount of the transaction price allocated to the performance obligations for engineering solution service that are partially unsatisfied as of September 30, 2023, and when we expect to recognize the amount as revenue in accordance with ASC 606-10-50-13.

General

30.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

31.

Please tell us what consideration you have given to updating certain disclosures, such as disclosure about your intellectual property and inflationary pressures, as of a more recent date.

With respect to the Staff’s comment on inflationary pressures, the Company respectfully advises the Staff that it does not believe that the inflation had had a material impact on its financial position or results of operation as of the date hereof, and that in the event that the Company determines in the future that the inflation has a material impact on its financial position or results of operation, it will update its disclosure in its future submission to or filing with the Commission.

In response to the Staff’s comment on inflationary pressures and intellectual property, the Company has updated the disclosure on pages 29, 89 and 100 of the Revised Draft Registration Statement to the date hereof accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Jiaqi Hu, Chairman and Chief Executive Officer, Julong Holding Limited Richard Aftanas, Esq., Partner, Hogan Lovells US LLP